PUBLIC F 03014147 SO 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED FEB 28 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Palisade Avenue - Suite #21
(No. and Street)

Englewood Cliffs (City) New Jersey (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leech 201-569-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blatt & Dauman. CPA's
(Name – *if individual, state last, first, middle name*)

560 Broad Hollow Road (Address) Melville, New York (City) 11747 (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BETTINGER & LEECH FINANCIAL CORP.
Financial Statements
December 31, 2002

For Financial Reporting to the S.E.C.

BETTINGER & LEECH FINANCIAL CORP.
Balance Sheet
December 31, 2002

ASSETS		
Current Assets		
Cash		$ 43,549
Due from Paine Webber		160,047
Due from Fox, Pitt, Kelton, Inc.		2,704
Investment in Marketable Securities, at market value		3,300
Prepaid Expenses		1,384
Total Assets		**$ 210,984**
LIABILITIES		
Current Liabilities		
Accounts Payable		$ 30,000
Accrued Expenses Payable		400
NASD Assement Payable		100
Federal Income Tax Payable		5,172
NJ Income Tax Payable		2,269
Total Liabilities		**37,941**
STOCKHOLDERS' EQUITY		
Common Stock – par value $1 per share authorized 2,000 shares, issued and outstanding 150 shares	$ 150	
Additional Paid-in Capital	14,850	
Retained Earnings	158,043	
Total Stockholders' Equity		**173,043**
Total Liabilities & Stockholders' Equity		**$ 210,984**

The accompanying notes are an integral part of the financial statements.

To the Board of Directors
Bettinger & Leech Financial Corp.
New York, New York 10022

We have audited the accompanying balance sheet of Bettinger & Leech Financial Corp. as of December 31, 2002 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted an audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,
Blatt & Dauman, CPAs
Blatt & Dauman, CPAs
February 20, 2003

To the Board of Directors
Bettinger & Leech Financial Corp.
New York, New York

Gentlemen:

We have examined the financial statements of Bettinger & Leech Financial Corp. for the year ended December 31, 2002 and issued our report thereon dated February 2003. In accordance with Securities and Exchange Commission regulations, we found no material inadequacies in the firm's accounting systems, internal accounting control and procedures for safeguarding securities. We have also found that the Corporation was up to date with funding their memberships in FASD, MSRB, and SIPC, and they were meeting the requirements of those memberships. Our examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other procedures as we considered necessary in these circumstances.

Respectfully submitted,

Blatt & Dauman, CPAs

Blatt & Dauman, CPAs
February 20, 2003

BETTINGER & LEECH FINANCIAL CORP.
Reconciliation of
Stockholders' Equity (Financial Report)
with that of Focus Report

Stockholders' Equity – Financial Report	$ 173,043
Add: Corporate Taxes	5,841
Ownership Equity – Focus Report	$ 178,884

There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the Statement of Financial Condition of the Focus Report, Part II's, of even date.